C21 INVESTMENTS INC.
(the "Company")

Form 51-102F6
STATEMENT OF EXECUTIVE COMPENSATION
(for the year ended January 31, 2019)

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Upon changing its listing on June 18, 2018, from the NEX Board of the TSX Venture Exchange ("NEX") to the Canadian Securities Exchange (the "CSE"), the Company has implemented the following concepts.

The main objective of the Company's executive compensation program will be to attract, retain, and engage high-quality, high-performance executives who have the experience and ability to successfully execute the Company's strategy and deliver value to our shareholders.

The objectives of the Company's executive compensation program will be as follows:

(i) compensate executives competitively for the leadership, skills, knowledge, and experience necessary to perform their duties;

(ii) align the actions and economic interests of executives with the interests of shareholders; and,

(iii) encourage retention of executives.

As there is no formal compensation committee, the independent members of the Board will annually review and set remuneration of executive officers.  The independent Directors, being Len Werden, Keturah Nathe, D. Bruce Macdonald, and Sky Pinnick will determine that the executive compensation program should be comprised of the following elements:

  Base Salary - to compensate executives for the leadership, skills, knowledge and experience required to perform their duties; and,

  Long-term Incentive Plan - to retain talented executives, reward them for their anticipated contribution to the long-term successful performance of the Company and align them with the interests of shareholders.

The following information is presented in U.S. dollars unless otherwise noted. The Company concluded that its presentation currency should change from the Canadian dollar (C$) to the U.S. dollar (US$) for the year ending January 31, 2019. The presentation currency change was applied retrospectively and therefore the comparative figures have been restated to U.S. dollars. Amounts reported in U.S. dollars have been translated from Canadian dollars into U.S. dollars at the applicable average exchange rates.

Process for Determining Executive Compensation

To determine compensation payable, the Independent Directors will generally review compensation paid for directors and CEOs (or persons acting in a similar capacity to CEO, such as Presidents) of companies of similar size and stage of development in the cannabis industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company.  In setting the compensation, the Independent Directors will annually review the performance of the CEO (or President) in light of the Company's objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

Compensation Policies and Risk Management

The Board has not proceeded to an evaluation of the implications of the risks associated with the Company's compensation policies and practices.

The Company has not retained a compensation consultant during or subsequent to the most recently completed financial year.

The Company does not use a specific "benchmark group" to determine executive compensation levels.

Total compensation for executive officers includes consulting fees, long-term incentive stock options and performance milestone payments.

Hedging of Economic Risks in the Company's Securities

The Company has not adopted a policy forbidding directors or officers from purchasing financial instruments that are designed to hedge or offset a decrease in market value of the Company's securities granted as compensation or held, directly or indirectly, by directors or officers.  The Company is not, however, aware of any directors or officers having entered into this type of transaction.

Option-based awards

The Company was not required to have a stock option plan when it was listed on the NEX Board of the TSX Venture Exchange.  It did grant incentive stock options that were not under a stock option plan to executives and directors in October 2017.  Any options outstanding as at June 18, 2018, when the Company became listed on the CSE, were rolled into the Company's 10% rolling stock option plan (the "Plan") that the Board of Directors adopted on February 23, 2018.

The Plan will be used to provide share purchase options to be granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company.  In determining the number of options to be granted to the executive officers, the Board will take into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants were in accordance with the policies of CSE, and closely aligned the interests of the executive officers with the interests of shareholders.  The directors of the Company will also be eligible to receive stock option grants under the Plan, and the Company will apply the same process for determining such awards to directors as with NEOs.

As there is currently no compensation committee, the Independent Directors of the Company has the responsibility to administer the compensation policies related to the executive management of the Company.  The Company awarded options to the directors and executive officers during the most recently completed financial year.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6 ("Statement of Executive Compensation" which came into force on October 31, 2011 (the "Form 51-102F6")) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company ending on January 31, 2019 (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of each Chief Executive Officer and the Chief Financial Officer who acted in such capacity for all or any portion of the most recently completed financial year, and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, (other than the Chief Executive Officer and the Chief Financial Officer), as at January 31, 2019, whose total compensation was, individually, more than C$150,000 (or US$115,125) dffor the financial year, and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

NEO Name and Principal Position	Year	Salary($)	Share-Based Awards($)	Option-Based Awards($)	Non-Equity Incentive Plan Compensation($)		Pension Value($)	All Other Compensation($)	Total Compensation($)
					Annual Incentive Plans	Long-term Incentive Plans
Robert Cheney CEO & President	2019 2018	Nil Nil	Nil Nil	304,854(2) 63,466(3)	Nil Nil	Nil Nil	Nil Nil	220,273 Nil	525,127 63,466
Michael Kidd(1), CFO & Secretary	2019	72,234	Nil	181,461(2)	Nil	Nil	Nil	Nil	253,694
Christopher Cherry, former CFO & Secretary	2019 2018 2017	Nil Nil Nil	Nil Nil Nil	Nil 20,109(3) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	96,705 4,649 4,444	96,705 24,758 4,444
Russ Rotondi, General Counsel	2019	53,740	Nil	145,168	Nil	Nil	Nil	Nil	198,908
Eric Shoemaker, President of U.S. Operations	2019	48,308	Nil	72,584	Nil	Nil	Nil	Nil	120,892

(1) Michael Kidd was appointed as CFO and Secretary of the Company on July 26, 2018, taking the place of Christopher Cherry, who resigned from those positions on that date.

(2) On June 26, 2018, the Company granted Robert Cheney, Michael Kidd, Russ Rotondi, and Eric Shoemaker options to purchase 210,000 common shares, 125,000 common shares, 120,000 common shares, and 50,000 common shares, respectively, exercisable at C$2.80 per share on or before June 25, 2021.  The Company used the Black-Scholes model as the methodology to calculate the grant date fair value, and relied on the following key assumptions and estimates for each calculation: share price at grant date of $2.80; exercise price of C$2.80; expected life of 3 years; expected volatility of 111.61%; risk free interest rate of 1.87% and expected dividend yield rate of 0.

(3) On October 16, 2017, the Company granted Robert Cheney and Christopher Cherry options to purchase 125,000 common shares and 40,000 common shares, respectively, exercisable at C$0.65 per share on or before October 15, 2020.  The Company used the Black-Scholes model as the methodology to calculate the grant date fair value, and relied on the following key assumptions and estimates for each calculation: share price at grant date of C$0.65; exercise price of C$0.65; expected life of 3 years; expected volatility of 357%; risk free interest rate of 1.57% and expected dividend yield rate of 0.

Incentive Plan Awards

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officer(s).

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) (US$)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Robert Cheney CEO & President	125,000 210,000	0.65 2.80	Oct 15/20 Jun 25/21	35,839 Nil	Nil Nil	Nil Nil	Nil Nil
Michael Kidd, CFO & Secretary	125,000	2.80	Jun 25/21	Nil	Nil	Nil	Nil
Christopher Cherry, Former CFO & Secretary	40,000	0.65	Oct 15/20	11,469	Nil	Nil	Nil
Russ Rotondi, General Counsel	100,000	2.80	Jun 25/21	Nil	Nil	Nil	Nil
Eric Shoemaker, President of U.S. Operations	50,000	2.80	Jun 25/21	Nil	Nil	Nil	Nil

(1) This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was C$1.02, and the exercise or base price of the option.

Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards - Value Vested During The Year (1) ($)	Share-Based Awards - Value Vested During The Year (2) ($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)
Robert Cheney CEO & President	304,854	Nil	N/A
Michael Kidd, CFO & Secretary	181,461	Nil	N/A
Christopher Cherry, former CFO & Secretary	Nil	Nil	N/A
Russ Rotondi, General Counsel	145,168	Nil	N/A
Eric Shoemaker, President of U.S. Operations	72,584	Nil	N/A

(1) This amount is the dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date, computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2) This amount is the dollar value realized upon vesting of share-based awards, computed by multiplying the number of shares or units by the market value of the underlying shares on the vesting date.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Company has no employment contracts with any Named Executive Officer.

The Company does not have a contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company, or a change in responsibilities of the NEO following a change in control.

Director Compensation

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Company's most recently completed financial year:

Director Name (1)	Fees Earned($)	Share-Based Awards($)	Option-Based Awards($)	Non-Equity Incentive Plan Compensa-tion($)	Pension Value($)	All Other Compensa-tion($)	Total($)
Len Werden	108,254	N/A	304,854(4)	N/A	N/A	Nil	413,108
Keturah Nathe	42,713	N/A	304,854(4)	N/A	N/A	Nil	347,567
D. Bruce Macdonald(2)	Nil	N/A	304,854(4)	N/A	N/A	Nil	304,854
Sky Pinnick(3)	76,907	N/A	145,168(4)	N/A	N/A	Nil	222,075

(1) Relevant disclosure has been provided in the Summary Compensation Table above for the financial year ended January 31, 2019, for directors who receive compensation for their services as directors who are also Named Executive Officers.

(2) D. Bruce Macdonald was appointed as a director of the Company on June 18, 2018.

(3) Sky Pinnick was appointed as a director of the Company on October 13, 2018.

(4) On June 28, 2018, the Company granted options to Len Werden, Keturah Nathe, D. Bruce Macdonald, and Sky Pinnick to purchase 210,000 shares, 210,000 shares, 210,000 shares, and 100,000 shares, respectively, exercisable at C$2.80 per share on or before June 25, 2021.  The Company used the Black-Scholes model as the methodology to calculate the grant date fair value, and relied on the following key assumptions and estimates for each calculation: share price at grant date of $2.80; exercise price of $2.80; expected life of 3 years; expected volatility of 111.61%; risk free interest rate of 1.87% and expected dividend yield rate of 0.

The Company has no other arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

As noted above, the Company has a stock option plan for the granting of incentive stock options to the officers, employees and directors.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the directors who are not Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options(#)	Option Exercise Price(C$)	Option Expiration Date	Value of Unexercised In-The-Money Options (1)(US$)	Number of Shares Or Units Of Shares That Have Not Vested(#)	Market or Payout Value Of Share-Based Awards That Have Not Vested($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Len Werden	100,000 210,000	0.65 2.80	Oct 15/20 Jun 25/21	28,671 Nil	Nil Nil	Nil Nil	Nil Nil
Keturah Nathe	50,000 210,000	0.65 2.80	Oct 15/20 Jun 25/21	14,336 Nil	Nil Nil	Nil Nil	Nil Nil
D. Bruce Macdonald	210,000	2.80	Jun 25/21	Nil	Nil	Nil	Nil
Sky Pinnick	100,000	2.80	Jun 25/21	Nil	Nil	Nil	Nil

(1) This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was C$1.02, and the exercise or base price of the option.

Incentive Plan Awards - Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to directors who are not Named Executive Officers are as follows:

Director Name	Option-Based Awards - Value Vested During The Year (1) ($)	Share-Based Awards - Value Vested During The Year (2) ($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)
Len Werden	304,854	Nil	N/A
Keturah Nathe	304,854	Nil	N/A
D. Bruce Macdonald	304,854	Nil	N/A
Sky Pinnick	145,168	Nil	N/A

(1) This amount is the dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date, computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2) This amount is the dollar value realized computed by multiplying the number of shares or units by the market value of the underlying shares on the vesting date.

END